Exhibit 99.16

SECOND SUPPLEMENTAL WARRANT INDENTURE

THIS SECOND SUPPLEMENTAL WARRANT INDENTURE made as of the 26th day of September, 2022

AMONG:

ARIS MINING HOLDINGS CORP., formerly Aris Gold Holdings Corp., successor to Aris Gold Corporation, formerly Caldas Gold Corp., a company existing under the laws of the Province of British Columbia

(the “Aris Holdings”)

- and -

ARIS MINING CORPORATION, formerly GCM Mining Corp., a company existing under the laws of the Province of British Columbia

(“Aris”)

- and -

ODYSSEY TRUST COMPANY, trust company existing under the laws of Alberta and registered to carry on business in the Provinces of Alberta and British Columbia

(the “Warrant Agent”)

WHEREAS in connection with the Subscription Receipt Offerings and the Gran Colombia Private Placement, 1241868 B.C. Ltd., formerly Caldas Finance Corp. (the “Corporation” or “Former Caldas”), and the Warrant Agent entered into a warrant indenture dated as of December 19, 2019, as may be supplemented or amended from time to time (the “Indenture”), pursuant to which Former Caldas issued common share purchase warrants of Former Caldas (each a “Warrant” and, collectively, the “Warrants”), in accordance with the terms and conditions thereof, with each Warrant entitling the holder thereof to purchase one common share of Former Caldas (a “Former Caldas Share”), all in accordance with the terms and conditions of the Warrants;

AND WHEREAS in connection with the Broker Offering, Former Caldas issued certain Broker Warrants exercisable into Units consisting of one Former Caldas Share and one Warrant, such warrant to be issued pursuant to the Indenture;

AND WHEREAS on December 13, 2019, Former Caldas, 1281995 B.C. Ltd., formerly Caldas Gold Corp. and formerly Aris Gold Corporation and predecessor to Aris Holdings (“New Caldas”), Gran Colombia Gold Corp., Caldas Holding Corp. and 1233316 B.C. Ltd. (“BN Subco”), a wholly-owned subsidiary of Bluenose Gold Corp., entered into an amalgamation agreement pursuant to which the parties agreed to complete a three-cornered amalgamation under the provisions of the Business Corporation Act (British Columbia) (the “BCBCA”) whereby, among other things, BN Subco and Former Caldas proposed to amalgamate (the “Amalgamation”) to form a newly amalgamated company under the name “1241868 B.C. Ltd.”, which successor entity to Former Caldas would be a wholly-owned subsidiary of New Caldas, pursuant to which Former Caldas shareholders would receive one common share of New Caldas (a “New Caldas Share”) in consideration for each Former Caldas Share and each holder of a Warrant outstanding immediately prior to the effective date of the Amalgamation received in exchange for such Warrants,

Resulting Issuer Warrants on a one for one basis, with such Resulting Issuer Warrants entitling the holder to receive, upon the exercise of such holder’s Resulting Issuer Warrant, one New Caldas Share in respect of each Resulting Issuer Warrant held;

AND WHEREAS in connection with the Amalgamation, each holder of a Broker Warrant outstanding immediately prior to the effective date of the Amalgamation received in exchange for such Broker Warrants, Resulting Issuer Broker Warrants on a one for one basis, with such Resulting Issuer Warrants entitling the holder to receive, upon the exercise of such holder’s Resulting Issuer Warrant, one unit, consisting of one New Caldas Share and one Resulting Issuer Warrant, in respect of each Resulting Issuer Warrant held;

AND WHEREAS in connection with the Amalgamation, Former Caldas, New Caldas and the Warrant Agent entered into a supplemental indenture dated as of February 24, 2020 (the “Supplemental Indenture”), pursuant to which, among other things, the issued and outstanding Warrants were exchanged for Resulting Issuer Warrants, and New Caldas agreed to deliver New Caldas Shares upon exercise of any Resulting Issuer Warrants, including any Resulting Issuer Warrants issuable upon the exercise of the Resulting Issuer Broker Warrants, and to assume the due and punctual performance and observance of each and every covenant and condition of the Indenture to be performed and observed by Former Caldas;

AND WHEREAS references in this Second Supplemental Indenture to the Indenture, for greater certainty, mean the Indenture as modified and supplemented by the Supplemental Indenture;

AND WHEREAS effective September 26, 2022 (the “Arrangement Effective Date”), Aris, formerly “GCM Mining Corp.”, changed its name to “Aris Mining Corporation” and acquired all of the issued and outstanding New Caldas Shares in accordance with a statutory plan of arrangement under the BCBCA (the “Plan of Arrangement”) pursuant to which, among other things, New Caldas amalgamated with 1373945 B.C. Ltd. to form Aris Holdings (initially named Aris Gold Holdings Corp. and which subsequently changed its name to Aris Mining Holdings Corp.), and holders of New Caldas Shares, other than New Caldas Shares already owned directly or indirectly by Aris, received 0.5 of one common share of Aris (each whole common share, being an “Aris Share”) for each New Caldas Share held (the “Aris Share Consideration”), subject to and in accordance with the Plan of Arrangement;

AND WHEREAS the Plan of Arrangement constitutes a capital reorganization pursuant to the provisions of the Indenture (and in particular section 4.1(d) of the Indenture) such that following the Effective Date upon exercise of the Resulting Issuer Warrants, including any Resulting Issuer Warrants issuable upon the exercise of the Resulting Issuer Broker Warrants, a holder is entitled to receive, and shall accept in lieu of each New Caldas Share to which such holder was previously entitled upon exercise, the Aris Share Consideration;

AND WHEREAS the provisions of the Indenture (and in particular sections 4.1(d) and 8.2 of the Indenture) provide that upon the occurrence of a capital reorganization a supplemental indenture setting forth the adjustments required as a result of the capital reorganization shall be entered into pursuant to the provisions of the Indenture and that the successor entity resulting from the capital reorganization shall, by supplemental indenture, expressly assume all obligations of Aris Holdings, successor to New Caldas, for the due and punctual performance and observance of each and every covenant and obligation contained in the Indenture to be performed by Aris Holdings;

AND WHEREAS the parties hereto are therefore desirous of executing and delivering this supplemental warrant indenture which is a supplemental warrant indenture for the purposes of the Indenture (this “Second Supplemental Warrant Indenture”);

AND WHEREAS Aris has agreed to execute and deliver this Second Supplemental Warrant Indenture to, among other things, evidence its agreement to assume the Resulting Issuer Warrants and to deliver, upon valid exercise by a holder of the Resulting Issuer Warrants, the Aris Share Consideration.

NOW THEREFORE THIS SECOND SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	To Be Read With Indenture

This Second Supplemental Warrant Indenture is supplemental to the Indenture and the Indenture shall henceforth be read in conjunction with this Second Supplemental Warrant Indenture and all provisions of the Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Indenture and of this Second Supplemental Warrant Indenture were contained in one instrument. Except as specifically amended by this Second Supplemental Warrant Indenture, all other terms and conditions of the Indenture shall remain in full force and unchanged.

On and after the date hereof, each reference to the Indenture, as amended by this Second Supplemental Warrant Indenture, “this Warrant Indenture”, “this Indenture”, “herein”, “hereby”, and similar references, and each reference to the Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Indenture as amended hereby.

1.2	Definitions

All terms which are defined in the Indenture and are used but not defined in this Second Supplemental Warrant Indenture shall have the meanings ascribed to them in the Indenture as such meanings may be amended or supplemented with respect to the Resulting Issuer Warrants by this Second Supplemental Warrant Indenture. In the event of any inconsistency between the meaning given to a term in the Indenture and the meaning given to the same term in this Second Supplemental Warrant Indenture, the meaning given to the term in this Second Supplemental Warrant Indenture shall prevail to the extent of the inconsistency.

1.3	Headings, etc.

The division of this Second Supplemental Warrant Indenture into articles, sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless the context otherwise requires, “this Second Supplemental Warrant Indenture”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this Second Supplemental Warrant Indenture and not to any particular Article, section, subsection, paragraph or other portion hereof, and include any and every instrument which amends this Second Supplemental Warrant Indenture or is supplemental or ancillary hereto or in implementation hereof.

ARTICLE 2

AMENDMENTS

2.1	Exchange Basis

Each of Aris Holdings, as successor to New Caldas, Aris and the Warrant Agent hereby acknowledge and agree that, as and from the date hereof, in accordance with the terms of the Indenture and as a result of the Plan of Arrangement, any Warrantholder who exercises a Resulting Issuer Warrant shall be entitled to receive, and shall accept in lieu of each New Caldas Share to which such holder was previously entitled and for the same consideration (which for clarity is agreed to be the Exercise Price), the Aris Share Consideration (which for clarity is agreed to be 0.5 of one Aris Share), subject to adjustment in accordance with the terms of the Indenture.

2.2	Specific Amendments

Effective as of the Effective Date, the following specific amendments are hereby made to the following provisions of the Indenture:

(a)	Recital C of the Indenture is deleted and replaced with the following:

“C.	each Unit shall consist of one (1) common share of Caldas Finance Corp. and one (1) Warrant (both as defined herein);”

(b)	Recital D of the Indenture is deleted and replaced with the following:

“D.

pursuant to this Indenture, each Warrant shall, subject to adjustment, entitle the holder thereof to acquire 0.5 of one Common Share upon payment of the Exercise Price (as defined herein) prior to the Expiry Time (as defined herein) upon the terms and conditions herein set forth;”

(c)	“Common Shares” in section 1.1 of the Indenture is deleted and replaced with the following:

“Common Shares” means, subject to Article 4, fully paid and non-assessable common shares of Aris Mining Corporation as presently constituted.”

(d)	Section 1.1 of the Indenture is amended to add the following definition:

“Arrangement Effective Date” means September 26, 2022.”

(e)	“Exchange Rate” in section 1.1 of the Indenture is deleted and replaced with the following:

“Exchange Rate” means the number of Warrant Shares subject to the right of purchase under each Warrant which as of the date hereof is 0.5;”

(f)	“Exercise Price” in section 1.1 of the Indenture is deleted and replaced with the following:

“Exercise Price” at any time means the price at which 0.5 of one Warrant Share may be purchased upon the exercise of a Warrant or Resulting Issuer Warrant, as applicable, which is initially $3.00 per Warrant (being the equivalent of $6.00 per whole Warrant Share), payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Section 4.1.”

(g)	“Resulting Issuer Common Shares” in section 1.1 of the Indenture is deleted and replaced with the following:

“Common Shares” means common shares of Aris Mining Corporation.”

(h)	“Warrant Shares” in section 1.1 of the Indenture is deleted and replaced with the following:

“Warrant Shares” means, subject to Article 4, fully paid and non-assessable common shares in the capital of Aris Mining Corporation as of and from the Arrangement Effective Date, fully paid and non-assessable common shares in the capital of New Caldas as of and from the Effective Time and prior to the Arrangement Effective Date and the fully paid and non-assessable common shares in the capital of Former Caldas prior to the Effective Time;

(i)	Section 2.2(1) of the Indenture is deleted and replaced with the following:

“(1)

Subject to the applicable conditions for exercise set out in Article 3 having been satisfied, and subject to adjustment in accordance with Section 4.1, each Warrant or Resulting Issuer Warrant, as applicable, shall entitle each Warrantholder hereof, upon exercise at any time as of the Effective Date and prior to the Expiry Time, to acquire 0.5 of one Warrant Share upon payment of the Exercise Price.”

(j)	Section 2.8(3) of the Indenture is deleted and replaced with the following:

“(3)

Each CDS Global Warrant if issued on a certificated basis originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Corporation may prescribe from time to time:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ARIS MINING HOLDINGS CORP. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.””

(k)	Section 3.1 of the Indenture is deleted and replaced with the following:

“Subject to the provisions hereof, each Registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase 0.5 of one Common Share for each Warrant or Resulting Issuer Warrant, as applicable, as of the Arrangement Effective Date and prior to the Expiry Time and in accordance with the conditions herein.”

(l)	Section 5.2(a) of the Indenture is deleted and replaced with the following:

“Aris Mining Corporation will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Warrant Shares upon the exercise of the Warrants.”

(m)	The address of Aris Holdings, as successor to New Caldas, for notice purposes under Section 10.1(a) of the Indenture is deleted and replaced with the following:

“If to the Corporation, to:

Aris Mining Holdings Corp.

c/o Aris Mining Corporation

425 Hornby Street

Vancouver, British Columbia

V6C 2Y2

Attention:	Ashley Baker, General Counsel and Corporate Secretary
Email:	abaker@arisgold.com”

In addition, the address of Aris for notice purposes under Section 10.1 of the Indenture is:

“If to Aris, to:

Aris Mining Corporation

425 Hornby Street

Vancouver, British Columbia

V6C 2Y2

Attention:	Ashley Baker, General Counsel and Corporate Secretary
Email:	abaker@arisgold.com”

(n)

Schedule “A”, Schedule “B” and Schedule “C” of the Indenture are deleted and replaced with Schedule “A”, Schedule “B” and Schedule “C”, respectively, attached to this Second Supplemental Warrant Indenture. All Warrants and Resulting Issuer Warrants, as applicable, issued and outstanding shall be deemed to include the amendments as per Schedule “A”, Schedule “B” and Schedule “C” attached to this Second Supplemental Warrant Indenture.

2.3	Express Assumption of Rights, Duties and Obligations

(a)

Aris covenants, acknowledges and agrees that, as and from the date hereof, it is bound by the provisions of the Indenture and expressly assumes all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in the Indenture to be performed by Aris Holdings, as successor to New Caldas.

(b)

Aris hereby assumes the Indenture and the rights, interests, obligations and benefits of Aris Holdings, as successor to New Caldas, in, to and under the Indenture and in consideration of such assignment, Aris hereby agrees to be bound by the Indenture in all respects and to the same extent that Aris Holdings, as successor to New Caldas, is bound and hereby assumes all rights, powers, covenants, obligations, conditions and liabilities of Aris Holdings, as successor to New Caldas, under the Indenture.

(c)

Each of Aris Holdings and Aris agree to do, execute and deliver all such further acts, instruments and documents as may be necessary to give effect to the transfer, assignment and assumption herein provided for.

(d)	Aris Holdings covenants, acknowledges and agrees to promptly remit to Aris the Exercise Price per Warrant validly exercised upon receipt of payment thereof.

(e)

Notwithstanding any of the foregoing, the resignation, discharge, appointment, transfers, assignments and other agreements provided for herein will not be effective unless this Second Supplemental Warrant Indenture has been executed by all of the parties hereto, whether upon the original instrument, by facsimile or in counterparts, or any combination thereof, and unless all preconditions to such resignation, discharge, appointment, transfers, assignments and other agreements as may be set forth in the Indenture have been fulfilled.

2.4	Exercise Form

The Exercise Notice set out in Schedule “B” of the Indenture is hereby amended and from the date hereof is replaced with the exercise form set out in Schedule “B” to this Second Supplemental Warrant Indenture, and all Warrant Certificates issued after the date hereof shall have such Exercise Notice attached thereto in lieu of the exercise form currently annexed to the form of Warrant Certificate. The Warrant Agent shall, and is hereby directed to, as soon as practicable following the date of this Second Supplemental Warrant Indenture, forward to each of the Registered Warrantholders on the date of this Second Supplemental Warrant Indenture, an Exercise Notice in the form annexed hereto.

ARTICLE 3

MISCELLANEOUS

3.1	Acceptance of Trust

The Warrant Agent accepts the trusts in this Second Supplemental Warrant Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this Second Supplemental Warrant Indenture and in accordance with the Indenture.

3.2	Confirmation of Indenture

The Indenture, as amended and supplemented by this Second Supplemental Warrant Indenture, is hereby confirmed and approved. The Warrants and Reporting Issuer Warrants, as applicable, issued and outstanding shall be deemed to include the amendments as set forth in this Second Supplemental Warrant Indenture, without any further action of the Warrantholders or surrender or exchange of their warrant certificates.

3.3	Counterparts

This Second Supplemental Warrant Indenture may be executed in counterparts and by facsimile or other electronic means, each of which so executed shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same instrument.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF the parties hereto have executed this Second Supplemental Warrant Indenture under the hands of their proper signatories in that behalf.

ARIS MINING HOLDINGS CORP.

By:	(signed) “Ashley Baker”
Name: Ashley Baker
Title: Corporate Secretary

By:
Name:
Title:
I/We have authority to bind the company

ARIS MINING CORPORATION

By:	(signed) “Ashley Baker”
Name: Ashley Baker
Title: General Counsel & Corporate Secretary

By:
Name:
Title:
I/We have authority to bind the company

ODYSSEY TRUST COMPANY

By:	(signed) “Dan Sander”
Name: Dan Sander
Title: President, Corporate Trust
By:	(signed) “Amy Douglas”
Name: Amy Douglas
Title: Director, Corporate Trust

I/We have authority to bind the Warrant Agent

Schedule “A”

FORM OF WARRANT

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 4:00 P.M. (TORONTO TIME) ON THE DATE THAT IS 5 YEARS FOLLOWING THE CLOSING DATE, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

For all Warrants sold outside the United States and registered in the name of the Depository, include the following legend:

(INSERT IF BEING ISSUED TO CDS) UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ARIS MINING HOLDINGS CORP. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

THIS WARRANT MAY NOT BE EXERCISED UNLESS THE SHARES ISSUABLE UPON EXERCISE MAY BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LEGISLATION OR THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT.

For Warrants sold in the United States to U.S. AI Purchasers (but not U.S. QIB Purchasers), required to bear the legends in Section 2.8(2) of the Warrant Indenture:

THE OFFER AND SALE OF SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE

REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D) OR (E), THE CORPORATION WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT MAY NOT BE EXERCISED UNLESS THE SHARES ISSUABLE UPON EXERCISE MAY BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LEGISLATION OR THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT.

WARRANT

To acquire Common Shares of

ARIS MINING CORPORATION

(existing pursuant to the laws of the Province of British Columbia)

Warrant	Certificate for
Certificate No. ●	Warrants, each entitling the holder to acquire 0.5 of one Common Share (subject to adjustment as provided for in the Warrant Indenture (as defined below))

CUSIP: 04040Y125

ISIN: CA04040Y1253

THIS IS TO CERTIFY THAT, for value received,

(the “Warrantholder”) is the registered holder of the number of common share purchase warrants (the “Warrants”) of ARIS MINING HOLDINGS CORP., successor to Caldas Gold Corp. (the “Corporation”) specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 4:00 p.m. (Toronto time) (the “Expiry Time”) on the date that is five (5) years following the Closing Date (the “Expiry Date”), 0.5 of one fully paid and non-assessable common share without par value in the capital of Aris Mining Corporation (“Aris”) as constituted on the date hereof (a “Common Share”) for each Warrant subject to adjustment in accordance with the terms of the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a)	duly completing and executing the exercise form and, if applicable, an appendix thereto (the “Exercise Form”) attached hereto; and

(b)

surrendering this warrant certificate (the “Warrant Certificate”), with the Exercise Form to the Warrant Agent at the office of the Warrant Agent, in the city of Vancouver, British Columbia, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for 0.5 of one Common Share upon the exercise of Warrants shall be $3.00 per Warrant (the “Exercise Price”).

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not then exercised. No fractional Common Shares will be issued upon exercise of any Warrant and no cash or other consideration will be paid in lieu of fractional shares.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of December 19, 2019 between 1241868 B.C. Ltd., formerly Caldas Finance Corp. (“Former Caldas”) and Odyssey Trust Company, as Warrant Agent, as amended by, a supplemental indenture dated as of February 24, 2020 among Former Caldas, Caldas Gold Corp., predecessor to the Corporation, and the Warrant Agent, and a supplemental indenture dated as of September 26, 2022 among the Corporation, Aris and the Warrant Agent to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Common Shares as are purchasable under the Warrant Certificate(s) so exchanged.

Neither the Warrants nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or U.S. state securities laws. The Warrants may not be exercised in the United States, or by or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States, unless (i) this Warrant and such Common Shares have been registered under the U.S. Securities Act and the applicable laws of any such state, or (ii) an exemption from such registration requirements is available and the requirements set forth in the Exercise Form have been satisfied. “United States” and “U.S. Person” are as defined in Regulation S under the U.S. Securities Act.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants entitled to purchase a specific majority of the Common Shares that can be purchased pursuant to such Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Vancouver, British Columbia, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux présentes déclarent qu’elles ont exigé que la présente convention, de même que tous les documents s’y rapportant, soient rédigés en anglais.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of

ARIS MINING HOLDINGS CORP.

By:
Authorized Signatory

By:
Authorized Signatory

Countersigned and Registered by:

ODYSSEY TRUST COMPANY

By:
Authorized Signatory

FORM OF TRANSFER

To: Odyssey Trust Company

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to ______________________________________________________________________________________________________ _________________________________________________________________ (print name and address) the Warrants represented by this Warrant Certificate and hereby irrevocable constitutes and appoints ________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

In the case of a warrant certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐        (A)     the transfer is being made only to the Corporation;

☐      (B)     the transfer is being made outside the United States to a non-U.S. Person in accordance with the U.S. Securities Act and in compliance with any applicable local securities laws and regulations and the undersigned has provided a written opinion of U.S. counsel or other evidence in form and substance reasonably satisfactory to the Corporation to that effect;

☐       (C)     the transfer is being made pursuant to a registration statement that has been declared effective under the U.S. Securities Act and is available for the resale of the Warrants represented by this Certificate;

☐       (D)     the transfer is being made in compliance with an exemption from registration under the U.S. Securities Act, including Rule 144 or Rule 144A thereunder and, in each case, in compliance with any applicable state securities laws, provided that a legal opinion of counsel of recognized standing or other evidence satisfactory to the Corporation that such transfer is exempt from regulation under the U.S. Securities Act and applicable state securities laws has been furnished to the Corporation; or

☐        (E)     the transfer is being made in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, provided that a legal opinion of counsel of recognized standing or other evidence satisfactory to the Corporation that such transfer is exempt from regulation under the U.S. Securities Act and applicable state securities laws has been furnished to the Corporation.

DATED this ____ day of __________________, 20____.

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW)

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	)	Signature of Transferor

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Guarantor’s Signature/Stamp	)	Name of Transferor

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REASON FOR TRANSFER – For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

☐ Gift ☐ Estate ☐ Private Sale ☐ Other (or no change in ownership

Date of Event (Date of gift, death or sale):	Value per Warrant on the date of event:

/ /	$ .	☐	☐ CAD OR USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

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Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

●

Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

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Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER – FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Odyssey Trust Company is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

Schedule “B”

WARRANT EXERCISE FORM

TO:	Aris Mining Holdings Corp., as successor to Aris Gold Corporation, formerly Caldas Gold Corp. (the “Corporation”)

AND TO:	Aris Mining Corporation (“Aris”)

AND TO:	Odyssey Trust Company (the “Warrant Agent”)
United Kingdom Building
323 – 409 Granville Street
Vancouver, British Columbia V6C 1T2

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises __________(A) Warrants for the right to acquire ____________ (B) common shares of Aris ((A) multiplied by 0.5, rounded down to the nearest whole number, and subject to adjustment).

Exercise Price Payable:__________________________________________________

((A) multiplied by $3.00, subject to adjustment)

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

Any capitalized term in this Warrant Exercise Form that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐ A     the undersigned holder at the time of exercise of the Warrants (i) is not in the United States, (ii) is not a U.S. Person , (iii) is not exercising the Warrants on behalf of, or for the account or benefit of a U.S. Person or a person in the United States, (iv) did not acquire the Warrants in the United States or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (v) did not receive an offer to exercise the Warrants in the United States; (vi) did not execute or deliver this exercise form in the United States and (vii) delivery of the underlying Common Shares will not be to an address in the United States; OR

☐ B     the undersigned holder (a) is a U.S. AI Purchaser who acquired the Warrants pursuant to the conversion of Subscription Receipts acquired pursuant to Caldas Finance Corp.’s Subscription Receipt Offerings who delivered the United States Accredited Investor Certificate attached to the subscription agreement in connection with its purchase of the Subscription Receipts, (b) is exercising the Warrants for its own account or for the account of a disclosed principal that was named in the subscription agreement pursuant to which it purchased such Subscription Receipts, and (c) is, and such disclosed principal, if any, is an “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) at the time of exercise of these Warrants, and (d) confirms the representations and warranties of the holder made in the original subscription agreement including the United States Accredited Investor Certificate remain true and correct as of the date of exercise of these Warrants; OR

☐ C     the undersigned holder (a) is a U.S. QIB Purchaser who acquired the Warrants pursuant to the conversion of the Subscription Receipts acquired pursuant to the Caldas Finance Corp.’s Subscription Receipt Offerings who delivered the Qualified Institutional Buyer Investment Letter attached to the subscription agreement in connection with its purchase of the Subscription Receipts, (b) is exercising the Warrants for its own account or for the account of a disclosed principal that was named in the subscription agreement pursuant to which it purchased such Subscription Receipts, (c) is, and such disclosed principal, if any, is a “qualified institutional buyer” within the meaning of Rule 144A of the U.S. Securities Act at the time of exercise of these Warrants, (d) confirms the representations and warranties of the holder made in the original subscription agreement including the Qualified Institutional Buyer Investment Letter remain true and correct as of the date of exercise of these Warrants and the agreements set forth in the Qualified Institutional Buyer Letter remain binding and (e) represents, warrants and covenants that the Common Shares received on exercise of the Warrants may only be offered, sold, pledged, or otherwise transferred, directly or indirectly: (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws or regulations or (C) pursuant to a registration statement that has been declared effective under the U.S. Securities Act and is available for the resale of the securities; OR

☐ D     the undersigned holder (a) is (i) present in the United States, (ii) a U.S. Person, (iii) a person exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, or (iv) requesting delivery in the United States of the Common Shares issuable upon such exercise, and not exercising the Warrant pursuant to Box B or C above, and (b) has either (i) completed and executed U.S. Exercise Certification in substantially the form attached hereto as Appendix “1” or Appendix “2”, as applicable, or, in each case, in such form as the Corporation may from time to time prescribe or (ii) delivered to the Corporation and the Corporation’s transfer agent an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Corporation and Warrant Agent) or such other evidence reasonably satisfactory to the Corporation and Warrant Agent to the effect that with respect to the Common Shares to be delivered upon exercise of the Warrants, the issuance of such securities is exempt from registration under the U.S. Securities Act and applicable state securities laws.

It is understood that the Corporation and Odyssey Trust Company may require evidence to verify the foregoing representations.

Notes:

Certificates will not be registered or delivered to an address in the United States unless either of Box B, C or D above is checked.

If Box D above is checked, holders are encouraged to consult with the Corporation and the Warrant Agent in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation and the Warrant Agent.

If either Box B or D is checked, the certificates representing the Common Shares issued upon exercise of the Warrants will be endorsed with the U.S. restrictive legend in the form contemplated by Section 3.3 of the Indenture.

“United States” and “U.S. Person” are as defined in Rule 902 of Regulation S under the U.S. Securities Act.

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to Odyssey Trust Company, c/o 323-409 Granville Street, Vancouver, BC V6C 1T2.

DATED this ____day of _____, 20__.

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Witness	)	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)
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)
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	)	Name of Registered Warrantholder

☐     Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

APPENDIX I

FORM OF U.S. EXERCISE CERTIFICATION

UPON EXERCISE OF WARRANTS

TO:	Aris Mining Holdings Corp., as successor to Aris Gold Corporation, formerly Caldas Gold Corp. (the “Corporation”)

AND TO:	Aris Mining Corporation (“Aris”)

AND TO:	Odyssey Trust Company (the “Warrant Agent”)
United Kingdom Building
323 – 409 Granville Street
Vancouver, British Columbia V6C 1T2

Ladies and Gentleman:

We are delivering this letter in connection with the acquisition of common shares of Aris (the “Shares”) upon the exercise of warrants of the Corporation (the “Warrants”), issued under the warrant indenture dated as of December 19, 2019 between 1241868 B.C. Ltd., formerly Caldas Finance Corp. (“Former Caldas”) and Odyssey Trust Company, as Warrant Agent, as amended by, a supplemental indenture dated as of February 24, 2020 among Former Caldas, Caldas Gold Corp., predecessor to the Corporation, and the Warrant Agent, and a supplemental indenture dated as of September 26, 2022 among the Corporation, Aris and the Warrant Agent (the “Warrant Indenture”).

We hereby confirm that:

(a)

the undersigned is an “accredited investor” by virtue of satisfying one or more of the criteria set forth in Rule 501(a) of Regulation D (an “Accredited Investor”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and has completed and delivered the U.S. Accredited Investor Status Certificate attached as Annex A hereto;

(b)

the undersigned is acquiring the Shares for the undersigned’s own account, or for the account of one or more Accredited Investors for which it exercises sole investment discretion as a fiduciary or agent, in each case for investment, and not with a view to any resale, distribution or other disposition of any of the Shares in violation of United States securities laws or applicable state securities laws;

(c)

the undersigned has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the undersigned’s investment in the Shares and is able to bear the economic risks of such investment;

(d)	the undersigned acknowledges that it has had access to such financial and other information as it deems necessary in connection with its decision to exercise the Warrants and purchase the Shares; and

(e)

the undersigned is not purchasing the Shares as a result of any “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act), including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

We understand that the Shares are being offered in a transaction not involving any public offering within the United States within the meaning of the U.S. Securities Act and that the Shares have not been and will not be registered under the U.S. Securities Act. We further understand that any Shares acquired by us will be “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act, will bear a legend reflecting the fact that we will not offer, sell, pledge or otherwise transfer any of the Shares, directly or indirectly, unless (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws or regulations, (C) pursuant to a registration statement that has been declared effective under the U.S. Securities Act and is available for the resale of the securities, (D) in compliance with an exemption from registration under the U.S. Securities Act, including Rule 144 or Rule 144A thereunder, if available, and in each case, in compliance with any applicable state securities laws, or (E) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and in the event of a transfer pursuant to the foregoing clause (D) or (E), the Corporation will require a legal opinion of counsel of recognized standing or other evidence satisfactory to the Corporation that such transfer is exempt from registration under the U.S. Securities Act and applicable state securities laws.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

DATED this _______ day of ____________________, 20____.

(Name of U.S. Purchaser)

By:
Name:
Title:

ANNEX A

TO FORM OF U.S. EXERCISE CERTIFICATION

UPON EXERCISE OF WARRANTS

TO:	Aris Mining Holdings Corp., as successor to Aris Gold Corporation, formerly Caldas Gold Corp. (the “Corporation”)

AND TO:	Aris Mining Corporation (“Aris”)

AND TO:	Odyssey Trust Company (the “Warrant Agent”)
United Kingdom Building
323 – 409 Granville Street
Vancouver, British Columbia V6C 1T2

In connection with the exercise of Warrants of the Corporation by the undersigned, the undersigned hereby represents and warrants to the Corporation, Aris and the Warrant Agent that the undersigned, and each beneficial purchaser, if any, on whose behalf the undersigned is exercising the Warrants, satisfies one or more of the following categories of Accredited Investor (please write “EX” for the undersigned Exerciser, and “BP” for each beneficial purchaser, if any, on each line that applies):

Category 1

A bank, as defined in Section 3(a)(2) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), whether acting in its individual or fiduciary capacity; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; an insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; an investment company registered under the United States Investment Company Act of 1940; a business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; a small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are Accredited Investors; or

Category 2.	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or

Category 3.

An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the Warrants offered, with total assets in excess of U.S.$5,000,000; or

Category 4.	Any director, executive officer, or general partner of the Corporation, or any director, executive officer, or general partner of a general partner of the Corporation; or

Category 5.

A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of this purchase exceeds U.S.$1,000,000 (for the purposes of calculating net worth: (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale and purchase of securities contemplated by the accompanying Warrant Exercise Form, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale and purchase of securities contemplated by the accompanying Warrant Exercise Form exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence shall be included as a liability); or

Category 6.

A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

Category 7.

A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

Category 8.	Any entity in which all of the equity owners are accredited investors.

Dated:	Signed:

Print the name of Exerciser

Print official capacity or title, if applicable

Print name of individual whose signature appears above if different than the name of the Exerciser printed above.

APPENDIX 2

FORM OF U.S. EXERCISE CERTIFICATION

UPON EXERCISE OF WARRANTS

TO:	Aris Mining Holdings Corp., as successor to Aris Gold Corporation, formerly Caldas Gold Corp. (the “Corporation”)

AND TO:	Aris Mining Corporation (“Aris”)

AND TO:	Odyssey Trust Company (the “Warrant Agent”)

Ladies and Gentleman:

We are delivering this letter in connection with the acquisition of common shares of the Corporation (the “Shares”) upon the exercise of warrants of the Corporation (the “Warrants”), issued under the warrant indenture dated as of December 19, 2019 between 1241868 B.C. Ltd., formerly Caldas Finance Corp. (“Former Caldas”) and Odyssey Trust Company, as Warrant Agent, as amended by, a supplemental indenture dated as of February 24, 2020 among Former Caldas, Caldas Gold Corp., predecessor to the Corporation, and the Warrant Agent, and a supplemental indenture dated as of September 26, 2022 among the Corporation, Aris and the Warrant Agent (the “Warrant Indenture”). Capitalized terms used herein and not defined herein will have the meanings ascribed thereto in the Warrant Indenture.

(a)	It is authorized to exercise the Warrants and acquire the Shares.

(b)	It is a Qualified Institutional Buyer.

(c)

It understands and acknowledges that the Warrants and the Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state, and that Shares are being issued upon the exercise of Warrants in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws; accordingly, the Shares will be when issued, “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act.

(d)

It is acquiring the Shares for its own account or for the account of one or more Qualified Institutional Buyer(s) with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Shares in violation of United States federal or state securities laws.

(e)

It has not exercised the Warrants as a result of any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D of the U.S. Securities Act), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(f)	It consents to the Corporation and Aris making a notation on their records or giving instruction to the registrar and transfer agent of the Corporation or Aris in order to implement the restrictions on transfer and exercise with respect to the Shares set forth and described herein.

(g)

It will not resell or otherwise transfer any of the Shares except: (i) to the Corporation; or (ii) outside the United States in accordance with Regulation S under the U.S. Securities Act; or (iii) pursuant to an effective registration statement under the U.S. Securities Act.

(h)

It acknowledges that the Shares will not be represented by certificates that bear a U.S. restricted legend or identified by a restricted CUSIP number in reliance on the acknowledgments, representations and agreements of the undersigned contained herein, including the transfer restrictions contained in paragraph (h) above.

(i)

It acknowledges that the Shares may only be held in an account at CDS Clearing and Depository Services Inc., or a successor depository in Canada, and shall not be held in an account at the Depository Trust Company, or a successor depository within the United States.

(j)

It has implemented, or shall immediately implement, appropriate internal controls and procedures to ensure that the Shares shall be properly identified in its records as “restricted securities” that are subject to the transfer restrictions set forth herein notwithstanding the absence of a U.S. restricted legend or identification by a restricted CUSIP number. The representative of the undersigned whose signature appears below confirms that he or she has informed the appropriate legal or compliance personnel within their organization regarding the matters set forth in this paragraph.

(k)

It acknowledges that it has been independently advised as to, or acknowledges that it is aware, and understands that the acquisition, holding and disposition of the Warrants and the Shares may have tax consequences under the laws of both the United States and Canada, confirms that no representation has been made to it by or on behalf of the Corporation with respect thereto, and acknowledges and understands that it is its sole responsibility to determine and assess such tax consequences as may apply to its particular circumstances. In particular, the Corporation and Aris may be a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code, which could have adverse consequences for U.S. taxpayers.

The undersigned undertakes to notify the Corporation or Aris and the Warrant Agent immediately of any change in any representation, warranty or other information relating to the undersigned that takes place prior to the Issue Date.

DATED at	this ______day of _________________, 201___.

Name of Entity

Type of Entity

X

Signature of Person Signing

Print or Type Name and Title of Person Signing

Schedule “C”

FORM OF U.S. PURCHASER LETTER UPON EXERCISE OF WARRANTS

TO:	Aris Mining Holdings Corp., as successor to Aris Gold Corporation, formerly Caldas Gold Corp. (the “Corporation”)

AND TO:	Aris Mining Corporation (“Aris”)

AND TO:	The registrar and transfer agent for the securities of the Corporation

The undersigned (A) acknowledges that the sale of the securities of [Aris/the Corporation] to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (B) certifies that (1) the undersigned is not an “affiliate” of [Aris /the Corporation] as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of “distributor”, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act. The undersigned in making this Declaration acknowledges that Aris and the Corporation is relying on the contents hereof and hereby agrees to indemnify and hold harmless Aris and the Corporation for any and all liability, losses, claims and demands in any way related to the subject matter of this Declaration.

DATED at                                          this              day of ____________________, 20___.

By:
Name:
Title:

Affirmation by Seller’s Broker-Dealer (required for sales under (B)(2)(b) above)

We have read the foregoing representations of our customer, ___________________________ (the “Seller”) dated ________________, with regard to our sale, for such Seller’s account, of the _____________________ securities, represented by certificate number ________________ (the “Securities”), of the [Aris /the Corporation] and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange or other designated offshore securities market, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm

By:
Authorized officer

Date:

Please ensure that all signatures are Medallion Guaranteed.